Exhibit 21.1

List of Subsidiaries

Entity	Jurisdiction	Ownership Interest
Dakota Petroleum Transport Solutions, LLC	Minnesota	50%

Dakota Plains Marketing, LLC	Minnesota	100%

Dakota Plains Transloading, LLC	Minnesota	100%

Dakota Plains Trucking, LLC	Minnesota	100%

Dakota Plains Services, LLC	Minnesota	50%

Dakota Plains Storage, LLC	Minnesota	100%

DPTS Marketing LLC	Minnesota	50%